SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April, 2026

PRUDENTIAL PUBLIC LIMITED COMPANY

(Translation of registrant's name into English)

13/F, One International Finance Centre,
1 Harbour View Street, Central,
Hong Kong, China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

NEWS RELEASE

29 April 2026

PRUDENTIAL PLC Q1 2026 BUSINESS PERFORMANCE UPDATE

Another quarter of consistent double-digit new business profit growth

Performance highlights on a constant exchange rate basis for the three months ended 31 March 2026 (Q1):

●	Q1 new business profit was up 10 per cent compared with the prior year to $686 million with growth across all segments.
●	Q1 APE sales grew 6 per cent to $1,823 million over the same period.
●	New business margin increased 2 percentage points.

Commenting on the results, CEO Anil Wadhwani said: "In the first three months of 2026, we once again demonstrated our continued delivery of double-digit new business profit growth. Performance was broad-based across segments, with higher APE sales and improved new business margins, reflecting our disciplined execution and continued focus on driving high-quality growth.

"The quarter reinforced the strength of our multi-channel, multi-market business model, with resilient performance despite ongoing market volatility and geopolitical uncertainty. Similar to the outcome in full-year 2025, bancassurance delivered strong year-on-year growth in both volumes and margins, with continued traction across key markets. We continue to progress our agency transformation programme with a focus on quality recruitment and actions to improve agent productivity, including the rollout of enhanced digital tools. The agency channel continued to grow new business profit in the first quarter.

"Through disciplined value creation, continued strengthening of our distribution and a focus on enhancing customer experience we are well positioned to capture structural growth opportunities across Asia and Africa. We remain confident in delivering double-digit growth across our key financial metrics in 2026 and achieving our 2027 financial objectives."

APE new business sales (APE sales) and TEV new business profit (NBP)

	Three months ended 31 March
	2026	2025 CER	Change CER	2025 AER	Change AER
NBP $m	686	625	10%	608	13%
APE Sales $m	1,823	1,725	6%	1,677	9%
NBP margin	38%	36%	2 ppts	36%	2 ppts
Comparatives on a constant exchange rate basis (CER) and actual exchange rate basis (AER).

Market highlights for the three months ended 31 March 2026
(New business profit and APE sales growth rates are both on a constant currency basis. See "Definitions of Performance Metrics" below for more details. Discussions of changes in metrics refer to comparisons of the first quarter of 2026 to the first quarter of 2025 unless otherwise stated.)

In the first quarter of the year, we saw higher new business profit growth in each of our segments with Hong Kong, Mainland China and Malaysia delivering double-digit growth.

Hong Kong saw new business profit growth across both agency and bancassurance channels and delivered an expansion in margins, with a higher proportion of health and protection APE sales and repricing actions. Our Mainland China joint venture, CITIC Prudential Life, continued the strong APE sales momentum seen in the second half of 2025. As expected, the on-going focus on participating business, as we rebalance the product portfolio, led to a moderation in profit margins. Malaysia new business profit growth was driven by agency and while volumes were lower in our bancassurance business, margins increased as we further optimised our product portfolio.

Indonesia saw modest new business profit growth following on from the strong performance seen in the prior period. The bancassurance channel grew double-digit as we continued to build our partnership with BSI, while in the agency channel we remain focussed on quality recruitment to drive activation levels. In Singapore, we again saw good growth in APE sales particularly through the agency channel, reflecting customer demand for savings and wealth products. As in 2025, these shifts in product mix have reduced margins, leading to more modest growth in new business profit. We are taking targeted actions to broaden our health and protection offerings and to address previously announced changes in co-payment requirements on certain health insurance plans.

Growth in our "Growth markets and other" segment was led by our business in Thailand, which saw continuing strong demand for savings products, and our associate in India, ICICI Prudential Life. While overall performance in Taiwan moderated after the strong growth delivered in recent periods, we are pleased with progress in the broker channel.

Overall, Eastspring saw net inflows in the period, led by positive flows from the Group's insurance business, demonstrating the scale and continuity provided by our integration of life insurance and asset management capabilities. Eastspring's funds under management (FUM) were $268.9 billion at 31 March 2026 (31 December 2025: $277.7 billion), with the reduction largely driven by adverse market and foreign exchange movements given the market volatility in the period. Eastspring's FUM includes contributions from both its wholly owned and joint venture businesses.

We have a multi-channel, multi-market business model which leads to a high degree of diversification. We continue to monitor the impact on consumers of the current geopolitical events, acknowledging that some of our smaller ASEAN businesses are relatively more exposed to the risk of higher inflation from higher energy prices. This could impact consumer sentiment and buying behaviours in the future.

Consistent with our disciplined capital return framework, we launched a $1.2 billion buyback in January to be executed during the course of 2026, comprising $500 million of recurring capital returns and $700 million of net proceeds from the initial public offering of ICICI Prudential Asset Management Company. During the first quarter of 2026 we repurchased approximately 20 million shares for a total consideration of $312 million.

Contact:

Media		Investors/analysts
Simon Kutner	+44 (0)7581 023260	Patrick Bowes	+852 2918 5468
Sonia Tsang	+852 5580 7525	William Elderkin	+44 (0)20 3977 9215
Janice Wong	+852 6188 6381	Ming Hau	+44(0)20 3977 9293
		Bosco Cheung	+852 2918 5499
		Tianjiao Yu	+852 2918 5487

About Prudential plc

Prudential provides life and health insurance and asset management in Greater China, ASEAN, India and Africa. Prudential's mission is to be the most trusted partner and protector for this generation and generations to come, by providing simple and accessible financial and health solutions. The business has dual primary listings on the Stock Exchange of Hong Kong (HKEX: 2378) and the London Stock Exchange (LSE: PRU). It also has a secondary listing on the Singapore Stock Exchange (SGX: K6S) and a listing on the New York Stock Exchange (NYSE: PUK) in the form of American Depositary Receipts. It is a constituent of the Hang Seng Composite Index and is also included for trading in the Shenzhen-Hong Kong Stock Connect programme and the Shanghai-Hong Kong Stock Connect programme.

Prudential is not affiliated in any manner with Prudential Financial, Inc. a company whose principal place of business is in the United States of America, nor with The Prudential Assurance Company Limited, a subsidiary of M&G plc, a company incorporated in the United Kingdom.

https://www.prudentialplc.com/

Metrics presented

This business performance update provides information on the trading and sales development of the Group in the three months ended 31 March 2026. This update focuses on annual premium equivalent (APE) and new business profit (NBP), which are key metrics used by the Group's management to assess and manage the development and growth of the business. APE sales are provided as an indicative volume measure of transactions undertaken in the reporting period that have the potential to generate profits for shareholders. NBP is measured in accordance with our Traditional Embedded Value (TEV) methodology and reflects the value of future profit streams which are not fully captured in shareholders' equity in the year of sale under IFRS. Under this methodology, new business profit is determined using long-term economic assumptions at the start of the year and on operating assumptions at the start of the quarter being reported on. More details on the Group's TEV methodology is contained in the TEV basis results section of the Group's Annual Report 2025.

The presentation of these key metrics is not intended to be considered as a substitute for, or superior to, financial information prepared and presented in accordance with IFRS. Further information about these metrics including a reconciliation of TEV shareholders' equity at 31 December 2025 to the most directly comparable IFRS measure can be found in the Group's Annual Report 2025.

Definitions of Performance Metrics

Annual premium equivalent (APE) sales
A measure of new business activity that comprises the aggregate of annualised regular premiums and one-tenth of single premiums on new business written during the period for all insurance products.

Eastspring total funds under management or advice
Total funds under management or advice including external funds under management, money market funds, funds managed on behalf of M&G plc and internal funds under management or advice.

New business profit
Presented on a post-tax basis, on business sold in the period calculated in accordance with Group TEV methodology.

Traditional Embedded Value (TEV)
Financial results that are prepared on a supplementary basis to the Group's IFRS results and are a way of measuring the current value to shareholders of the future profits from life business written based on a set of assumptions. Our TEV methodology is set out in the Group's Annual Report 2025.

Key financial metrics
Our three key financial metrics are new business profit, basic earnings per share based on adjusted operating profit and operating free surplus generated from in-force insurance and asset management business.

2027 financial objectives
Our 2027 financial objectives are: growing new business profit over the period 2022 to 2027 at a compound annual growth rate of 15-20 per cent; and delivering in 2027 at least $4.4 billion of operating free surplus generation from in-force insurance and asset management business. The objectives assume exchange rates at December 2022 and are based on regulatory and solvency regimes applicable across the Group at the time the objectives were set. The objectives assume that the same TEV and free surplus methodology will be applicable over the period and no material change to the economic assumptions will occur.

Forward-looking statements

This announcement contains 'forward-looking statements' with respect to certain of Prudential's (and its wholly- and jointly-owned businesses') current plans, goals and expectations relating to future financial condition, performance, results, strategy and objectives. Statements that are not historical facts, including statements about Prudential's (and its wholly- and jointly-owned businesses') beliefs and expectations and including, without limitation, commitments, ambitions and targets, including those related to sustainability matters, and statements containing words such as 'prospects', 'goals', 'may', 'will', 'should', 'could', 'continue', 'aims', 'estimates', 'projects', 'believes', 'intends', 'expects', 'plans', 'targets', 'commits', 'seeks' and 'anticipates', and words of similar meaning and the negatives of such words, are forward-looking statements. These statements are based on plans, assumptions, estimates and projections as at the time they are made, and therefore undue reliance should not be placed on them. By their nature, all forward-looking statements involve risk and uncertainty.

A number of important factors could cause actual future financial conditions, performance or other indicated results to differ materially from those indicated in any forward-looking statement. Such factors include, but are not limited to:

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current and future market conditions, including fluctuations in interest rates and exchange rates, sustained inflationary pressure (including resulting interest rate increases), volatile or sustained high or low interest rate environments, the escalation of protectionist policies, the performance of financial and credit markets generally and the impact of economic uncertainty, slowdown or contraction;

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the impact of global political uncertainties, geopolitical instability, armed conflicts, and heightened geopolitical tensions, including increased friction in cross-border trade and the exercise of laws, regulations and executive powers to restrict or control trade, financial transactions, capital movements and/or investment, as well as related sanctions, trade restrictions, and other governmental or regulatory measures, which may also impact policyholder behaviour and reduce product affordability;

-	asset valuation impacts arising from sustainability related considerations;
-	derivative instruments not effectively mitigating any exposures;
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the policies and actions of regulatory authorities, including, in particular, the policies and actions of the Hong Kong Insurance Authority, as Prudential's Group-wide supervisor, as well as the degree and pace of regulatory changes and new government initiatives generally;

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the impact on Prudential of systemic risk and other group supervision policy standards adopted by the International Association of Insurance Supervisors, given Prudential's designation as an Internationally Active Insurance Group;

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the physical, social, morbidity, health and financial impacts of climate change and global health crises (including pandemics), as well as other catastrophic events, both natural and human-made, which may impact Prudential's business, investments, operations and its duties owed to customers;

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legal, policy and regulatory developments in response to climate change and broader sustainability-related issues, including the development and interpretation of regulations, laws and standards relating to sustainability reporting, disclosures and product labelling (which may be inconsistent across jurisdictions and give rise to conflicts of interpretation between approaches, misrepresentation or compliance risks) on the one hand, and those which may seek to limit the influence of sustainability considerations on corporate activity on the other;

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the collective ability of governments, policymakers, the Group, industry and other stakeholders to implement and adhere to commitments on mitigation of climate change and broader sustainability-related issues effectively (including not appropriately considering the interests of all Prudential's stakeholders or failing to maintain high standards of corporate governance and responsible business practices), and the challenges presented by conflicting approaches in this regard;

-	the impact of competition and technological change, including the pace of innovation, adoption, and changing customer demands;
-	the effect on Prudential's business and results from mortality and morbidity trends, lapse rates and policy renewal rates;
-	the timing, impact, and realisation of intended benefits, if any, and other uncertainties of future acquisitions or combinations within relevant industries;
-	the impact of internal transformation projects and other strategic actions failing to meet their objectives in a timely manner, or at all, or adversely impacting the Group's operations or employees;
-	the availability and effectiveness of reinsurance for Prudential's businesses;
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the risk that Prudential's operational resilience (or that of its suppliers and partners) may prove to be inadequate, including to prevent, respond to or recover from operational disruption arising from external events;

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disruption to the availability, confidentiality or integrity of Prudential's information technology, digital systems and data, including hardware and software (or those of its affiliates, suppliers, service providers and partners), including the risk of cyber-attacks, other data, information or security breaches and challenges in integrating AI tools and the related security and privacy considerations, which may result in financial loss, business disruption and/or loss of customer services and data and harm to Prudential's reputation;

-	the increased non-financial and financial risks and uncertainties associated with operating joint ventures with independent partners;
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the impact of changes in capital, solvency standards, accounting standards or relevant regulatory frameworks, and tax and other legislation and regulations in the jurisdictions in which Prudential and its affiliates operate; and

-	the impact of legal and regulatory actions, investigations and disputes.
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These factors are not exhaustive. Prudential operates in a continually changing business environment with new risks emerging from time to time that it may be unable to predict or that it currently does not expect to have a material adverse effect on its business. In addition, these and other important factors may, for example, result in changes to assumptions used for determining results of operations or re-estimations of reserves for future policy benefits. Further discussion of these and other important factors that could cause actual future financial conditions or performance to differ, possibly materially, from those anticipated in Prudential's forward-looking statements can be found under the 'Risk Factors' heading of Prudential's 2025 Annual Report (or any US equivalent filed with the US Securities and Exchange Commission), available on its website at www.prudentialplc.com.

Any forward-looking statements contained in this announcement speak only as of the date on which they are made or in the case of any document incorporated by reference, the date of the document. Prudential expressly disclaims any obligation to revise or update any of the forward-looking statements contained in this announcement or any other forward-looking statements it may make, whether as a result of future events, new information or otherwise except as required pursuant to the UK's Public Offers and Admissions to Trading Regulations (2024), the UK Prospectus Rules: Admission to Trading on a Regulated Market, the UK Listing Rules, the UK Disclosure Guidance and Transparency Rules, the Hong Kong Listing Rules, the SGX-ST Listing Rules or other applicable laws and regulations. Unless expressly stated otherwise, no statement contained or referred to in this announcement is intended to be a profit forecast or profit estimate.
Prudential may also make or disclose written and/or oral forward-looking statements in reports filed with or furnished to the US Securities and Exchange Commission, the UK Financial Conduct Authority, the Hong Kong Stock Exchange, the Securities and Futures Commission of Hong Kong and other regulatory authorities, as well as in its annual report and accounts, other periodic financial reports, proxy statements, offering circulars, registration statements, prospectuses, prospectus supplements, press releases and other written materials and in oral statements made by directors, officers or employees of Prudential to third parties, including financial analysts. All such forward-looking statements are qualified in their entirety by reference to the factors discussed under the 'Risk Factors' heading of Prudential's 2025 Annual Report (or any US equivalent filed with the US Securities and Exchange Commission), available on its website at www.prudentialplc.com.

Cautionary statements
This announcement does not constitute or form part of any offer or invitation to purchase, acquire, subscribe for, sell, dispose of or issue, or any solicitation of any offer to purchase, acquire, subscribe for, sell or dispose of, any securities in any jurisdiction nor shall it (or any part of it) or the fact of its distribution, form the basis of, or be relied on in connection with, any contract therefor.

NOT FOR DISTRIBUTION OR RELEASE, DIRECTLY OR INDIRECTLY, IN OR INTO THE UNITED STATES OF AMERICA

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 29 April 2026

PRUDENTIAL PUBLIC LIMITED COMPANY

By: /s/ Ben Bulmer

Ben Bulmer
Chief Financial Officer